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Exhibit 99.1

Central Fund of Canada Limited

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".
To hold gold and silver bullion on a secure basis for the
convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions

        Articles of incorporation require that at least 75% of Central Fund's non-cash assets be invested in gold and silver bullion investments. This cannot be changed without shareowner approval.

        The stated investment policy of the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form. On October 31, 2004, 98.1% of Central Fund's net assets were invested in gold and silver bullion. Of the bullion, 99.0% was in physical form and 1.0% was in certificate form.

        Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards

        Bullion is stored on a fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in North America in terms of total assets.

        The Bank may only release physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

        The physical gold and silver bullion holdings are insured against destruction, disappearance or wrongful abstraction.

        Bullion holdings and bank vault security are inspected twice annually by directors and/or officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and bank personnel.

        Central Fund is subject to the regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences

        Central Fund's Class A shares are listed on the American Stock Exchange (CEF) and on the Toronto Stock Exchange (CEF.NV.A). Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

        Stock exchange listings provide a readily quoted, liquid market for the Class A shares of Central Fund. The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

        All expenses of handling, storage and insurance of bullion are paid by Central Fund. Unlike most other forms of bullion investment, there are no ownership costs paid directly by the investor. As well, there are no assay charges to the shareowner on sale, redemption or liquidation of the Class A shares of Central Fund.

Directors' 43rd Report to Shareowners

        Central Fund of Canada Limited is a low-cost, convenient facility for investment ownership of gold and silver bullion. At October 31, 2004, 98.1% of Central Fund's net assets consisted of unencumbered, segregated, insured, passive holdings of gold and silver bullion.

        Central Fund's Class A shares are listed for trading on both the American Stock Exchange and the Toronto Stock Exchange, providing investors with a convenient precious metals investment alternative to the high costs of bullion buying, selling, handling, recording, storage, insurance and assay charges at time of sale.

        Central Fund is also a desirable alternative to bullion coins that often include additional shipping and handling charges and are subject to sales tax costs in many North American jurisdictions.

        Central Fund shares serve as a stock exchange tradable bullion proxy and qualify for various "regulated capital accounts" such as IRAs, Keoghs, RRSPs, insurance, mutual and pension funds where direct holdings of physical commodities may be restricted or are very cumbersome to handle and maintain. The role of Central Fund is more thoroughly described on page 1.

        Net assets increased by $223,686,230 or 114.9% during the year. Of this amount, $180,563,040 was the result of two public offering issuances totalling 34,550,000 Class A shares, bringing the total number of Class A shares outstanding to 79,296,320 at year end. Each issue of additional shares was at a premium to net asset value such that there was no dilution of existing Class A shareholders' equity interests. Details of these Class A share issues are provided in note 4 to the accompanying financial statements. The balance of the increase in net assets was primarily attributable to increases in the prices of gold and silver at October 31, 2004. These increases were offset nominally by the operating expenses incurred during the year and payment of the annual dividend on the Class A shares.

        The resulting significant increase in net assets benefits all shareholders by reducing expenses on a per share basis due to the declining scale of administration fees (note 6) and economies of scale on other operating expenses.

        During the fiscal year, the net asset value per Class A share, as reported in U.S. dollars, increased by 21.1% from $4.35 to $5.27. Gold prices increased by 10.2% during the fiscal year while silver prices increased by 39.4%. The net asset value per Class A share, as reported in Canadian dollars, while subject to the same effects described above, increased by a lesser amount of 12.2% primarily as a result of the 7.5% decrease in the U.S. dollar relative to the Canadian dollar.

        The change in net assets during the year was comprised of the following:

Per Class A share	U.S. $	Cdn. $
Net asset value, October 31, 2003	$4.35	$5.74

Changes due to:
Change in gold price	.26	.34
Change in silver price	.67	.88
Change in U.S./Cdn. $ exchange rate	—	(.51)
Net income less unrealized appreciation of investments(1)
Dividends paid	(.03)	(.04)
Other	(.01)	(.01)
	.03	.04

Net asset value, October 31, 2004	$5.27	$6.44

(1)
Determined by subtracting unrealized appreciation of investments from net income as presented in the    statement of income.

        Interest income increased by 96% compared to the prior fiscal year as average balances of interest-bearing cash deposits increased by almost 100% due to the two public offerings.

        Operating expenses (which exclude taxes) as a percentage of the average of the month-end net assets during the 2004 fiscal year were reduced to 0.48% compared to 0.65% in 2003.

        A more detailed analysis of Central Fund's Results of Operations is included in the Management's Discussion and Analysis of Financial Condition and Results of Operations section on page 14 of this Annual Report.

        The Company employed the bulk of the proceeds from the Class A share issues referred to above to purchase gold and silver bullion in the ratio of approximately 50 ounces of silver to each 1 fine ounce of gold. Thus, the long-standing policy for the ratio of bullion holdings, as mandated by the Board of Directors, has been maintained.

        As a result of the share issue-related bullion purchases during the year, there has been a minor change in the respective holdings of "good delivery" physical bars and bullion certificates. The comparative breakdown in physical bars at October 31, 2004 is: gold bars 99.0% (2003: 98.3%) and silver bars 99.1% (2003: 98.3%).

        Gold and silver have a long demonstrated history as monetary metals, officially and unofficially. Defining money as a recognized, accepted medium of exchange and a store of value, gold and silver derive intrinsic value from their unique characteristics of scarcity, consistency of quality and resistance to corrosion without counter-party risk, that is recognized internationally. An ounce of gold or silver is a physical asset, not a renegotiable promise, and most closely fits the true definition of "money".

        Prudence and history suggest that a portion of everyone's savings should be invested in physical gold and silver or their share equivalent as insurance for their own ultimate financial and economic well-being.

        Upon this philosophical foundation, Central Fund of Canada Limited now enters its 44th year of operations and the 22nd year since its conversion in 1983 to holding unencumbered, segregated and insured, long-term passive holdings of gold and silver bullion. Central Fund is fulfilling its mandate of providing a sound, low-cost, convenient, exchange-tradable monetary alternative for conservative investors in its role as "The Sound Monetary Fund".

Respectfully submitted, on behalf of the Board of Directors
"J.C. STEFAN SPICER" J.C. Stefan Spicer, President & CEO

December 20, 2004

Net Asset Summary at October 31, 2004

Financial Highlights

	As at October 31,
	2004		2003		2002
	U.S. $	Cdn. $	U.S. $	Cdn. $	U.S. $	Cdn. $
Total net assets (in millions)	$418.3	$510.7	$194.7	$256.9	$132.4	$206.7

Net asset value per Class A share $	$5.27	$6.44	$4.35	$5.74	$3.70	$5.77

Net assets:
Gold bullion	53.3%		58.9%		57.2%
Silver bullion	44.8%		39.2%		40.3%
Cash, securities & other	1.9%		1.9%		2.5%

	100.0%		100.0%		100.0%

Gold — per fine ounce U.S.	$425.55		$386.25		$316.90

Silver — per ounce U.S.	$7.160		$5.135		$4.475

Exchange Rate $1.00 U.S. = Cdn.	$1.2207		$1.3197		$1.5603

Management's Responsibility for Financial Reporting

        The accompanying financial statements of Central Fund of Canada Limited and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors and its Audit Committee.

        The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the financial statements.

        Central Fund maintains systems of internal accounting and backup as well as administrative and regulatory compliance controls of high quality, for a reasonable cost. Hard copies of transactions and monthly statements are retained in the Company's files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

        The Audit Committee appointed by the Board consists solely of non-related and independent directors. In accordance with its charter, the Committee meets at least annually with management and the external auditors to discuss the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Corporation's records; co-operation of management in the audit and review function; the need for internal auditing; the financial reporting process, related internal controls, the quality and adequacy of the Corporation's or Administrator's accounting and financial personnel and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management's Discussion and Analysis and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also reviews the external auditors' remuneration and considers, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors. It also reviews annually the form and extent of compensation of the directors of Central Fund and pre-approves all non-audit services proposed to be provided by the external auditors. The charter of the Audit Committee is set out on Central Fund's website.

        The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

"J.C. STEFAN SPICER" President
December 20, 2004
"CATHERINE A. SPACKMAN" Treasurer

STATEMENT OF NET ASSETS

(expressed in U.S. dollars)

	As at October 31,
	2004	2003
		(note 2)
Net assets:
Gold bullion, at market (note 3)	$222,814,301	$114,733,517
Silver bullion, at market (note 3)	187,403,793	76,236,168
Marketable securities, at market
(average cost — $89,430; 2003: $89,430)	68,221	70,998
Interest-bearing cash deposits	9,482,536	4,315,467
Prepaid bullion insurance	62,500	50,000
Interest receivable and other	18,851	12,545

	419,850,202	195,418,695
Accrued liabilities	(707,660)	(307,883)
Dividends payable (note 4)	(792,963)	(447,463)

Net assets representing shareholders' equity	$418,349,579	$194,663,349

Represented by:
Capital stock (note 4) $	$371,730,852	$191,167,812
Contributed surplus (note 5)	23,678,513	26,776,874
Retained earnings (deficit) inclusive of unrealized appreciation (depreciation) of investments	22,940,214	(23,281,337)

	$418,349,579	$194,663,349

Net asset value per share (note1(c)(ii)):
Class A shares	$5.27	$4.35
Common shares	$2.27	$1.35

Net asset value per share expressed in Canadian dollars:
Class A shares	$6.44	$5.74
Common shares	$2.78	$1.78
Exchange rate at year end: U.S. $1.00 = Cdn.	$1.2207	$1.3197

See accompanying notes to financial statements.

On behalf of the Board:
"Douglas E. Heagle"	"Philip M. Spicer"
Director	Director

STATEMENT OF INCOME

(expressed in U.S. dollars)

	Years ended October 31,
	2004	2003	2002
		(note 2)	(note 2)
Income:
Interest	$96,264	$49,116	$43,544
Dividends	498	258	401
Unrealized appreciation of investments	46,221,551	26,334,605	4,702,119
Realized loss on sale of marketable securities	—	—	(906,786)

	46,318,313	26,383,979	3,839,278

Expenses:
Administration fees (note 6)	1,108,851	663,409	447,589
Safekeeping, insurance and bank charges	214,901	157,391	99,164
Shareholders' information	159,036	115,512	77,400
Directors' fees and expenses	60,576	57,641	50,449
Professional fees	56,745	70,471	36,097
Registrar and transfer agents' fees	43,749	41,521	29,872
Miscellaneous	1,698	1,373	2,125
Foreign exchange loss	15,920	17,514	6,776

	1,661,476	1,124,832	749,472

Income before income taxes	44,656,837	25,259,147	3,089,806
Income taxes (note 7)	(740,684)	(395,234)	(283,487)

Net income	$43,916,153	$24,863,913	$2,806,319

Net income per share (note 1(c)(i)):
Class A shares	$.64	$.59	$.11
Common shares	$.63	$.58	$.10

STATEMENT OF CHANGES IN NET ASSETS

(expressed in U.S. dollars)

	Years ended October 31,
	2004	2003	2002
		(note 2)	(note 2)
Net assets at beginning of year	$194,663,349	$132,447,600	$66,351,795

Add (Deduct):
Net income	43,916,153	24,863,913	2,806,319
Net issuance of Class A shares (note 4)	180,563,040	37,799,299	63,647,461
Dividends on Class A shares	(792,963)	(447,463)	(357,975)

Increase in net assets during the year	223,686,230	62,215,749	66,095,805

Net assets at end of year	$418,349,579	$194,663,349	$132,447,600

See accompanying notes to financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY

(expressed in U.S. dollars)

	Years ended October 31,
	2004	2003	2002
		(note 2)	(note 2)
Capital stock (note 4):
79,296,320 (2003: 44,746,320; 2002: 35,797,520)
Class A shares issued	$371,711,394	$191,148,354	$153,349,055
40,000 Common shares issued	19,458	19,458	19,458

	371,730,852	191,167,812	153,368,513

Contributed surplus:
Balance at beginning of year	26,776,874	28,695,029	30,948,804
Transfer to retained earnings (note 5)	(3,098,361)	(1,918,155)	(2,253,775)

Balance at end of year	23,678,513	26,776,874	28,695,029

Retained earnings (deficit):
Balance at beginning of year	(23,281,337)	(49,615,942)	(54,318,061)
Net income	43,916,153	24,863,913	2,806,319
Dividends on Class A shares	(792,963)	(447,463)	(357,975)

	19,841,853	(25,199,492)	(51,869,717)
Transfer from contributed surplus (note 5)	3,098,361	1,918,155	2,253,775

Balance at end of year	22,940,214	(23,281,337)	(49,615,942)

Shareholders' equity	$418,349,579	$194,663,349	$132,447,600

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

October 31, 2004, 2003 and 2002

(amounts expressed in U.S. dollars unless otherwise stated)

1.     Summary of significant accounting policies:

  Central Fund of Canada Limited ("Central Fund" or the "Company") was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990. The Company operates as a specialized investment holding company investing most of its assets in gold and silver bullion.

  The Company's accounting policies, which conform with Canadian and U.S. generally accepted accounting principles, are summarized below.

  (a)
  Foreign exchange translation:

    Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as a foreign exchange loss (gain).

    Purchases and sales of investments traded in foreign currencies and the related income are translated at the rates of exchange prevailing when the transactions occur. Market values of investments quoted in foreign currencies are translated at the rates of exchange prevailing at year end.

  (b)
  Investments:

    Bullion and marketable securities are valued at market value. Gold bullion is valued at the afternoon London fixing and silver bullion is valued at the daily London fixing. Marketable securities are valued at prices as reported at the close of trading on recognized stock exchanges or over-the-counter markets.

    Unrealized appreciation/depreciation of investments represents the difference between the market value and average cost of investments.

    Investment transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation or depreciation are calculated on the average cost basis.

    Dividend income is recorded on the ex-dividend date.

  (c)
  Per share amounts:

  (i)
  Net income per share:

      The calculation of net income per share is based on the weighted average number of Class A and Common shares outstanding during the year. The net income per Common share is reduced by U.S. $.01 as the Class A shares are entitled to receive a U.S. $.01 preferential non-cumulative annual dividend. The remaining income for the year is attributed equally to each Class A share and Common share, without preference or distinction.

    (ii)
    Net asset value per share:

      The calculation of net asset value per share is based on the number of Class A and Common shares outstanding at the end of the year and gives effect to the Class A shares' entitlement to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

2.     Change in accounting policy:

  For the year ended October 31, 2004, with retroactive application to prior years, the Company early adopted Accounting Guideline 18, Investment Companies ("AcG — 18"), which requires that, for qualifying entities, investments held are to be measured and reported in the financial statements at their fair value with changes in fair value recognized in income in the period in which the change occurred. While the Company's accounting policy, prior to adoption of AcG — 18, had been to measure its investments at fair value, the Company did not recognize the unrealized gains and losses in income, but instead recognized them only as a separate component of shareholder's equity until realized, at which time they were recognized in income.

	Years ended October 31,
	2004	2003	2002
Net loss prior to change in accounting policy	$(2,305,398)	$(1,470,692)	$(1,895,800)
Adjustment for change in accounting policy	46,221,551	26,334,605	4,702,119

Net income as reported	$43,916,153	$24,863,913	$2,806,319

Net income per share:
Class A shares	$.64	$0.59	$0.11
Common shares	$.63	$0.58	$0.10

  The adoption of AcG — 18 had no effect on the Company's financial position as at October 31, 2004, October 31, 2003 or October 31, 2002.

3.     Gold and silver bullion:

Holdings at October 31:		2004	2003	2002
Gold bullion:
Fine ounces	— 100 and 400 oz. bars	518,309	291,894	235,539
	— bank certificates	5,282	5,151	3,389

		523,591	297,045	238,928

Cost		$206,043,206	$111,164,364	$89,697,793

Market value		$222,814,301	$114,733,517	$75,716,165

Market	— per fine ounce	$425.55	$386.25	$316.90

Silver bullion:
Ounces	— 1000 oz. bars	25,928,142	14,600,809	11,780,865
	— bank certificates	245,572	245,572	165,516

		$26,173,714	$14,846,381	$11,946,381

Cost		$181,213,467	$103,068,226	$89,046,426

Market value		$187,403,793	$76,236,168	$53,460,056

Market	— per ounce	$7.160	$5.135	$4.475

4.     Capital stock:

  The authorized share capital consists of 100,000,000 Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

  Since October 1989, holders of the Company's Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a "Retraction Date") for 80% of the Company's net asset value per Class A share on the Retraction Date (as calculated in accordance with note 1(c)(ii)). Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. The Articles of the Company provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable laws or regulations.

  The holders of the Class A shares are entitled to receive a preferential non-cumulative annual dividend of U.S. $.01 per share. Any further dividends declared are to be paid rateably on the Class A shares and Common shares then outstanding, without preference or distinction. The Company has adopted a policy that any dividends declared shall be to shareholders of record at the close of business each October 31, with payment of such dividends being made during November of the same year.

  On April 3, 2002, the Company, through a private placement, issued 4,153,846 Class A shares for gross proceeds of $15,660,000. Costs relating to this issue were $60,000 and net proceeds were $15,600,000. The Company used the net proceeds from this private placement to purchase 26,492 fine ounces of gold at a cost of $8,093,304 and 1,340,000 ounces of silver at a cost of $6,405,200, both in physical bar form. The balance of $1,101,496 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On May 2, 2002, the Company, through a private placement, issued 646,154 Class A shares for gross proceeds of $2,424,614. Costs relating to this issue were $15,000 and net proceeds were $2,409,614. The Company used the net proceeds from this private placement to purchase 3,936 fine ounces of gold at a cost of $1,227,892 and 190,871 ounces of silver at a cost of $894,364, both in physical bar form. The balance of $287,358 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On June 6, 2002, the Company, through a public offering, issued 11,584,660 Class A shares for gross proceeds of $46,112,740. Costs relating to this public offering were $474,893 and net proceeds were $45,637,847. The Company used the net proceeds from this public offering to purchase 76,273 fine ounces of gold at a cost of $24,625,947 and 3,799,742 ounces of silver at a cost of $18,998,711. Of these quantities, all but 887 fine ounces of gold were purchased in physical bar form. This remainder was purchased in certificate form. The balance of $2,013,189 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On January 30, 2003, the Company, through a private placement, issued 3,500,000 Class A shares for proceeds, net of underwriting fees of $611,800, of $14,683,200. Costs relating to this private placement were approximately $125,000 and net proceeds were $14,558,200. The Company used the net proceeds from this private placement to purchase 22,517 fine ounces of gold at a cost of $8,110,651 and 1,120,000 ounces of silver at a cost of $5,488,000, both in physical bar form. The balance of $959,549 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On February 14, 2003, the Company, through a private placement, issued 5,448,800 Class A shares for proceeds, net of underwriting fees of $1,039,767, of $23,425,345. Costs relating to this private placement were $184,246 and net proceeds were $23,241,099. The Company used the net proceeds from this private placement to purchase 35,600 fine ounces of gold, 33,838 ounces in physical bar form and 1,762 ounces in certificate form, at a cost of $13,355,920, and 1,780,000 ounces of silver, 1,699,944 ounces in physical bar form and 80,056 ounces in certificate form, at a cost of $8,533,800. The balance of $1,351,379 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On December 19, 2003, the Company, through a public offering, issued 15,050,000 Class A shares for proceeds of $71,951,040 net of underwriting fees of $2,997,960. Costs relating to this public offering were $500,000 and net proceeds were $71,451,040. The Company used the net proceeds from this public offering to purchase 98,386 fine ounces of gold at a cost of $40,328,690 and 4,919,333 ounces of silver at a cost of $28,015,600 in physical bar form. The balance of $3,106,750 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On April 8, 2004, the Company, through a public offering, issued 19,500,000 Class A shares for proceeds of $109,512,000 net of underwriting fees of $4,563,000. Costs relating to this public offering were $400,000 and net proceeds were $109,112,000. The Company used the net proceeds from this public offering to purchase 128,160 fine ounces of gold at a cost of $54,550,152 and 6,408,000 ounces of silver at a cost of $50,129,641, in physical bar form. The balance of $4,432,207 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  The stated capital and recorded capital of the Company as at and for the years ended October 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Stated capital — 79,296,320 Class A shares
(2003: 44,746,320; 2002: 35,797,520)
Class A shares	$380,591,674	$199,128,634	$161,020,089
Share issue costs	(8,880,280)	(7,980,280)	(7,671,034)

Recorded capital — Class A shares	371,711,394	191,148,354	153,349,055
— 40,000 Common shares	19,458	19,458	19,458

Capital stock	$371,730,852	$191,167,812	$153,368,513

Weighted average Class A and Common shares outstanding	68,891,238	42,315,843	26,582,845

5.     Contributed surplus and retained earnings:

  In 1985, the shareholders authorized a reduction in stated capital which resulted in the creation of a contributed surplus account to facilitate payment of ongoing annual dividends and the board has authorized a transfer each year from contributed surplus of an amount equal to net losses before unrealized appreciation (depreciation) of investments and on the payment of the Class A shares' stated dividend per share. Accordingly, $3,098,361, $1,918,155 and $2,253,775 were transferred from contributed surplus to retained earnings on October 31, 2004, 2003 and 2002, respectively.

  This change did not affect the net asset value of the Company.

6.     Administration fees:

  The Company is party to an agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd. furnishes administrative and consulting services to the Company. For such services, the Company pays an administrative fee, payable monthly, at an annual rate of 1/2 of one percent based on the Company's net assets up to $50,000,000, 3/8 of one percent on the next $50,000,000 in net assets and 1/4 of one percent on any excess over $100,000,000.

7.     Income taxes:

  The Company qualifies and intends to continue to qualify as a mutual fund corporation under the Income Tax Act (Canada). As a result thereof and after deduction of issue costs in computing taxable income, the Company does not anticipate that it will be subject to any material non-refundable income tax liability other than large corporations tax.

  The Company is subject to Canadian Federal large corporations tax based on its taxable capital employed in Canada at the end of its fiscal year. At October 31, 2004, the Company had an accumulated large corporations tax balance of $2,005,000 which is available to be applied against future years' corporation surtax, if any. This balance expires between 2004 and 2011.

  The Company has net capital losses of $1,507,000 available to offset future net capital gains realized and non-capital losses available to offset future income for tax purposes, for both of which no benefit has been recognized in these financial statements. The non-capital loss amounts by year of expiry are as follows:

2005	$595,000
2006	611,000
2007	349,000
2008	475,000
2009	255,000
2010	2,231,000
2011	2,651,000

$7,167,000

8.     Subsequent Event:

  On November 3, 2004, the Company, through a public offering issued 15,000,000 Class A shares for total proceeds of $81,504,000, net of underwriting fees of $3,396,000. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $81,004,000. The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, in physical bar form. The balance of approximately $4,837,600 was retained by the Company in interest-bearing cash deposits for working capital.

Auditors' Report to the Shareholders

        We have audited the statements of net assets of Central Fund of Canada Limited as at October 31, 2004 and 2003 and the statements of income, changes in net assets and shareholders' equity for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and the changes in its net assets for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

        As described in note 2 to the financial statements, the Company changed its accounting policy on the measurement and reporting of its investments.

Toronto, Canada	"ERNST & YOUNG LLP"
November 22, 2004	Chartered Accountants

Management's Discussion and Analysis ("MD&A")

        This MD&A is published and disseminated in both print and electronic form as an integral section within the annual report of Central Fund of Canada Limited ("Central Fund" or the "Company") for the fiscal year ended on October 31, 2004. Readers are directed to the Directors' 43rd Report to Shareowners on pages 2 and 3 and to the notes to financial statements on pages 8 to 12 which fully disclose accounting policies, share capital, related party administration agreement fees and other matters that comprise part of this MD&A.

        The following discussion is based on Central Fund's financial statements which are prepared in accordance with accounting principles generally accepted in Canada.

Results of Operations — Changes in Net Assets

        The change in net assets as reported in U.S. dollars from period to period is primarily a result of share offerings and the changing market prices of gold and silver and the proportion of each held by the Company. Also, because gold and silver are initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars. The following table summarizes the changes in net assets in both U.S. and Canadian dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars:

	Years Ended October 31,
	2004		2003		2002
	U.S. $	Cdn. $	U.S. $	Cdn. $	U.S. $	Cdn. $
Unrealized Appreciation (Depreciation) of investments (in millions)	$46.2	$18.4	$26.3	$(3.6)	$4.7	$4.9
Net income (loss) for the period (in millions)	$43.9	$14.6	$24.8	$(6.8)	$2.8	$3.2
Earnings per share	$0.64	$0.21	$0.59	$(0.16)	$0.11	$0.12
Change in net assets from prior year (in millions)	$223.7	$253.8	$62.2	$50.2	$66.1	$101.5
% change from prior year	114.9%	98.8%	47.0%	24.3%	99.6%	96.3%
Change in net assets per Class A share from prior year	$0.92	$0.70	$0.65	$(0.03)	$0.28	$0.35
% change per Class A share from prior year	21.1%	12.2%	17.6%	(0.5)%	8.2%	6.5%
Gold price (U.S. $ per fine ounce)	$425.55			$386.25	$316.90
% change from prior year	10.2%			21.9%	13.7%
Silver price (U.S. $ per ounce)	$ 7.160			$ 5.135	$ 4.475
% change from prior year	39.4%			14.7%	4.7%
Exchange rate: $1.00 U.S. = Cdn.	$1.2207			$1.3197	$1.5603
% change from prior year	(7.5)%			(15.4)%	(1.7)%

        In 2004, net assets as reported in U.S. dollars increased by $223.7 million or 114.9%. A large portion of this increase was the result of two public offerings during the year as described in note 4 to the financial statements. In both cases, these share offerings were issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. Of the net proceeds from these share issues totalling $180,563,040, $94,878,842 was used to purchase 226,546 fine ounces of gold bullion, and $78,145,241 was used to purchase 11,327,333 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $7,538,957, was retained in interest-bearing cash deposits for working capital purposes.

        The balance ($43.1 million) of the increase in net assets is primarily attributable to the increases in the prices of gold (10.2%) and silver (39.4%) during the year.

        The increase in net assets described above was nominally affected by the loss before unrealized appreciation of investments during the year and the dividend paid on the Class A shares. Net assets, as reported in Canadian dollars, increased by a lesser amount of 12.2% as a result of the 7.5% decrease in the U.S. dollar relative to the Canadian dollar.

        In 2003, net assets as reported in U.S. dollars increased by $62.2 million or 47.0%. A large portion of this increase was the result of two private placements during the year as described in note 4 to the financial statements. In both cases, these share offerings were issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. Of the net proceeds from these share issues totalling $37,799,299, $21,466,571 was used to purchase 58,117 fine ounces of gold bullion, and $14,021,800 was used to purchase 2,900,000 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $2,310,928, was retained in interest- bearing cash deposits for working capital purposes.

        The balance of the increase in net assets of $24.4 million is primarily attributable to the increases in the prices of gold (21.9%) and silver (14.7%) during the year.

        The increase in net assets described above was nominally affected by the net loss before unrealized appreciation of investments during the year and the dividend paid on the Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, decreased by 0.5% as a result of the 15.4% decrease in the U.S. dollar relative to the Canadian dollar.

        In 2002, net assets as reported in U.S. dollars increased by $66.1 million or 99.6%. A significant portion of this increase was the result of two private placements and a public offering of Class A shares during the year as described in note 4 to the financial statements. In all cases, these share offerings were issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. Of the net proceeds from these share issues totalling $63,647,461, $33,947,143 was used to purchase 106,701 fine ounces of gold bullion, and $26,298,275 was used to purchase 5,330,613 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $3,402,043 was retained in interest-bearing cash deposits for working capital purposes.

        The increase in net assets resulting from the factors described above was nominally affected by the net loss before unrealized appreciation of investments during the year and the dividend paid on Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, increased at a slightly lower rate of 98.8%, as a result of the 7.5% decrease in the U.S. dollar relative to the Canadian dollar.

        The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis:

	Quarter ended
	January 31 US$	April 30 US$	July 31 US$	October 31 US$
2004
Unrealized appreciation (depreciation) of investments (in millions)	$21.8	$(26.7)	$13.8	$37.3
Net income (loss) for the period (in millions)	$21.3	$(27.3)	$13.2	$36.7
Earnings per share	$0.41	$(0.39)	$0.20	$0.53
Changes in net assets from prior period (in millions)	$92.7	$81.6	$13.2	$36.0
% change from prior period	47.6%	28.4%	3.6%	9.4%
Change in net assets per Class A share from prior period	$0.46	$(0.16)	$0.17	$0.45
% change per Class A share from prior period	10.6%	(3.3)%	3.7%	9.3%
Gold price	$399.75	$388.50	$391.40	$425.55
% change from prior period	3.5%	(2.8)%	0.7%	8.7%
Silver Price	$6.225	$5.95	$6.42	$7.16
% change from prior period	21.2%	(4.4)%	7.9%	11.5%
Exchange rate: $1.00 U.S. = Cdn.	$1.3264	$1.3706	$1.3292	$1.2207
% change from prior period	0.5%	3.3%	(3.0)%	(8.2)%

2003
Unrealized appreciation (depreciation) of investments (in millions)	$17.0	$(13.2)	$12.4	$10.2
Net income (loss) for the period (in millions)	$16.6	$(13.6)	$12.0	$9.8
Earnings per share	$0.46	$(0.34)	$0.29	$0.23
Changes in net assets from prior period (in millions)	$31.0	$9.7	$12.1	$9.4
% change from prior period	23.4%	6.0%	7.0%	5.1%
Change in net assets per Class A share from prior period	$0.46	$(0.29)	$0.27	$0.21
% change per Class A share from prior period	12.4%	(7.0)%	7.0%	5.1%
Gold price	$367.50	$336.75	$354.75	$386.25
% change from prior period	16.0%	(8.4)%	5.3%	8.9%
Silver Price	$4.8725	$4.605	$5.08	$5.135
% change from prior period	8.9%	(5.5)%	10.3%	1.1%
Exchange rate: $1.00 U.S. = Cdn.	$1.5290	$1.4335	$1.4073	$1.3197
% change from prior period	(2.0)%	(6.2)%	(1.8)%	(6.2)%
2002
Unrealized appreciation (depreciation) of investments	$0.5	$5.4	$(2.8)	$1.6
Realized loss on sale of investments	—	—	—	$(0.9)
Net income (loss) for the period	$0.3	$5.2	$(3.1)	$0.4
Earnings per share	$0.01	$0.26	$(0.13)	$0.02
Changes in net assets from prior period (in millions)	$0.3	$20.8	$44.9	$0.1
% change from prior period	0.4%	31.2%	51.4%	0.1%
Change in net assets per Class A share from prior period	$0.01	$0.28	$(0.01)	$0.0
% change per Class A share from prior period	0.3%	8.2%	(0.3)%	0.0%
Gold price	$282.30	$308.20	$304.65	$316.90
% change from prior period	1.5%	9.2%	(1.2)%	4.0%
Silver Price	$4.275	$4.60	$4.66	$4.475
% change from prior period	0.0%	7.6%	1.3%	(4.0)%
Exchange rate: $1.00 U.S. = Cdn.	$1.5923	$1.5678	$1.5843	$1.5603
% change from prior period	0.4%	(1.5)%	1.1%	(1.5)%

Forward — Looking Observations

        It is possible to predict the impact that changes in the market prices of gold and silver will have on the net asset value per Class A share. Assuming as a constant exchange rate the rate which existed on October 31, 2004 of $1.2207 Cdn. for each U.S. dollar together with holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.29 per share or Cdn. $0.35 per share. A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.24 per share or Cdn. $0.29 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.52 per share or Cdn. $0.63 per share.

        When expressed in U.S. dollar terms, Central Fund's net asset value per Class A share is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced internationally in U.S. dollar terms. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 99% of Central Fund's net assets are initially denominated in U.S. dollars as at October 31, 2004, including gold and silver bullion and some U.S. cash. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

        It is also possible to predict the impact that changes in the value of the U.S. dollar relative to the Canadian dollar will have on the net asset value per Class A share as reported in Canadian dollars. As previously mentioned, over 99% of Central Fund's net assets are denominated in U.S. dollars. Assuming constant gold and silver prices, a 10% increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would change the net asset value per share as expressed in Canadian dollars in the same direction by approximately the same percentage. The proposed reduction in the large corporations tax rate on excess taxable capital employed in Canada over capital deduction (currently .225%) is to decrease to .175% in 2005, .125% in 2006, .0625% in 2007 and to 0% in taxation years after 2007.

Results of Operations — Net Income

        Central Fund's earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay operating expenses, taxes and Class A share dividends. Because gold and silver bullion do not generate revenue, Central Fund's actual revenues are a miniscule percentage of its net assets. However, early adoption of a new Canadian Institute of Chartered Accounting policy now compels Central Fund to record unrealized appreciation (depreciation) of investments in income. Accordingly, in the last three fiscal years, Central Fund has net income. Central Fund expects to generate cash flow from its holdings of cash equivalents and nominal marketable securities, and will sell bullion certificates only if necessary to replenish cash reserves.

Fiscal 2004 Compared to Fiscal 2003

        The net income of $43,916,153 during the 2004 fiscal year was 76.6% higher than the 2003 net income of $24,863,913. The prime component of this increase was unrealized appreciation of investments as a result of adoption of the new accounting policy. Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits almost doubled. There were no dispositions of marketable securities during fiscal 2004 or 2003.

        Operating expenses (which exclude income taxes) increased by 47.7% over the prior year. The increase in net assets during the year as a result of the two public offerings and the increases in the prices of gold and silver had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Similarly, safekeeping fees and bullion insurance costs increased to reflect larger quantities and dollar values of gold and silver bullion being held. Shareholder information costs increased as U.S. and Canadian stock exchange fees were increased at the time of filing the additional issues of shares.

        Operating expenses (which exclude income taxes) as a percentage of the average of the month-end net assets during the 2004 fiscal year were reduced to 0.48% compared to 0.65% in 2003. Income taxes, or more specifically the Federal large corporations tax, are based on the Company's total net assets as at its fiscal year end. The increase in income taxes is directly related to the higher net asset level which existed at October 31, 2004.

Fiscal 2003 Compared to Fiscal 2002

        The net income of $24,863,913 during the 2003 fiscal year was 886.0% higher than the 2002 net income of $2,806,319 due to increasing gold and silver prices and after giving retroactive effect to the new accounting policy. Interest income was comparable to the prior year as average balances of interest-bearing cash deposits remained relatively constant.

        There were no dispositions of marketable securities during fiscal 2003, whereas a portion of the small portfolio representing junior mining companies was sold in 2002 resulting in realized losses in that year.

        Operating expenses (which exclude income taxes) increased by 50.1% over the prior year. The increase in net assets during the year as a result of the two private placements and the increases in the prices of gold and silver had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Similarly, safekeeping fees and bullion insurance costs increased to reflect larger quantities and dollar values of gold and silver bullion being held. Shareholder information costs increased as U.S. and Canadian stock exchange fees were increased at the time of filing the share issues. Professional fees increased in part due to an increase in audit related services. Additional legal costs have been incurred for the preparation of a Directors' Guidebook, website disclaimer and other corporate governance matters. Directors' fees and expenses increased due to recent corporate governance requirements leading to more Corporate Governance Committee meetings and more Audit Committee meetings to review the quarterly financial statements.

        Operating expenses (which exclude income taxes) as a percentage of the average of the month-end net assets during the 2003 fiscal year were reduced to 0.65% compared to 0.75% in 2002. Income taxes, or more specifically the Federal large corporations tax, are based on the Company's total net assets as at its fiscal year end. The increase in income taxes is directly related to the higher net asset level which existed at October 31, 2003.

Liquidity and Capital Resources

        Central Fund's liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses, tax payments and Class A share dividends. At October 31, 2004, Central Fund's cash reserves including cash equivalents were $9,482,536. The comparable figure at October 31, 2003 was $4,315,467. The ability of Central Fund to have sufficient cash for operating expenses, tax and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents and marketable securities. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings and/or marketable securities portfolio may be sold to fund tax and dividend payments, provide working capital and pay for redemptions (if any) of Class A shares. Sales of such investments could result in Central Fund realizing capital losses or gains. Central Fund qualifies as a Mutual Fund Corporation for Canadian income tax purposes. As a Mutual Fund Corporation, any Canadian tax payable by Central Fund to the extent that it relates to taxable capital gains is fully refundable when the realized gains are distributed to shareholders through redemptions. Should Central Fund not qualify as a Mutual Fund Corporation at any time in the future, Central Fund would have to pay non-refundable tax on such capital gains, if any. Payments for such distributions or tax would be a further use of Central Fund's cash resources. During the fiscal year ended October 31, 2004, Central Fund's cash reserves increased by $5,167,069 from those at October 31, 2003. The primary sources and uses of cash are as follows:

Sources of Cash

        The primary inflow of cash resulted from the proceeds (net of share issue costs of $900,000) from the issuance of Class A shares during the year of $180,563,040. An additional $93,480 was generated from interest on short-term securities and nominal dividends paid on marketable securities.

Uses of Cash

        The primary outflow of cash during the year involved the purchase of gold and silver bullion with the proceeds from the share issues referred to above. Central Fund paid $94,878,842 to purchase 226,546 fine ounces of gold and $78,145,241 to purchase 11,237,333 ounces of silver.

        Central Fund paid $1,507,553 during the 2004 fiscal year for operating expenses, $222,223 of which related to amounts which had been accrued at October 31, 2003 and were reflected in the accounts of that year. Other cash outflows during the year included $510,352 in payments of the Canadian federal large corporations tax and $447,463 paid in the 2004 fiscal year with respect to Central Fund's October 31, 2003 Class A share dividend declared.

        Central Fund's board of directors made the decision to build up cash reserves by maintaining a portion of the proceeds from share issues in recent years in cash and cash equivalents. Consistent with this objective, $7,538,957 of the $180,563,040 received upon the issuance of Class A shares this year was kept in interest-bearing cash deposits. These amounts are to be used to pay operating expenses, tax and dividend payments, and demands for redemption (if any). Management is mindful of Central Fund's normal trend of diminishing cash reserves, but monitors its cash position with an emphasis on maintaining its gold and silver bullion holdings as opposed to generating income. Management's mandate and Central Fund's stated objective are to hold the maximum portion of its assets in the form of gold and silver bullion as it deems reasonable. Central Fund has the ability to generate any necessary cash by liquidating a small portion of its holdings. At low cash reserve levels and in the absence of other sources of capital, liquidations may be made regardless of market conditions and could result in Central Fund realizing gains or losses on its bullion or marketable security holdings.

Inflation

        Because Central Fund's financial statements are prepared on a market price basis, the impact of inflation and changing prices on the price of gold and silver is reflected in these financial statements.

Risk Factors

        The following are certain factors relating to the business of the Company which prospective investors should consider carefully before deciding whether to purchase shares.

Gold and Silver Price Volatility

        Central Fund's business almost entirely involves investing in pure gold and silver bullion. Therefore, the principal factors affecting the price of its shares are factors which affect the price of gold and silver, and which are beyond the Company's control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on shares of gold producers as gold producers have considerable inherent operational risks, resulting in more volatile share prices of such producers. Central Fund's net assets are denominated in U.S. dollars. As at October 31, 2004, the Company's assets were made up of 53.3% gold bullion, 44.8% silver bullion and 1.9% cash, marketable securities and other working capital amounts. The Company does not engage in any leasing, lending or hedging activities involving these assets, so the value of the Shares will depend on, and typically fluctuate with, the price fluctuations of such assets. The market prices of gold and silver bullion may be affected by a variety of unpredictable international economic, monetary and political considerations. Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional political or economic events (including banking crises). Political factors, including international conflicts, may also affect gold and silver prices.

Price Volatility of Non-gold and -silver Assets and Other Commodities

        To the extent that the Company holds a nominal amount of securities of issuers in the precious metals industry, the value of such securities can also be affected by the same types of economic and political considerations. In addition, Central Fund's business may also be affected to a lesser extent by the price of other commodities which may be viewed by investors as competitively priced or as an alternative to investing in gold and silver related investments.

United States Federal Income Tax Considerations

        It is likely that the Company is a "passive foreign investment company" for United States federal tax purposes. Under the passive foreign investment company rules, the tax treatment of the Class A non-voting shares is very complex, uncertain and, in some cases, potentially unfavorable to United States Persons. Each United States person that acquires Class A shares, whether from the Company or in the market, is strongly urged to consult his, her or its own tax advisor.

Subsequent Event

        Subsequent to year end, on November 3, 2004, the Company, through a public offering issued 15,000,000 Class A shares for total proceeds of $81,504,000, net of underwriting fees of $3,396,000. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $81,004,000. The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, in physical bar form. The balance of the net proceeds of approximately $4,837,600 was retained by the Company in interest-bearing cash deposits for working capital.

This MD&A is dated December 20, 2004.

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol
American Stock Exchange	CEF	CFCda
The Toronto Stock Exchange	CEF.NV.A and CEF.NV.U	CFund A

Net Asset Value Information

        The net asset value per Class A share is calculated daily and is available by calling Central Fund Investor Inquiries at (905) 648-7878 or by sending an email to info@centralfund.com. Weekly, the Thursday net asset value is published in several financial newspapers among which are the following:

In the United States (figures published in U.S. $):

  •
  In the Monday Wall Street Journal's Publicly Traded Funds table, Specialized Equity and Convertible Funds section.

  •
  In the Barrons' Closed-End Funds table, Specialized Equity Funds section.

  •
  In the Sunday New York Times' Closed-End Funds table, Specialized Equity Funds section.

In Canada (figures published in Canadian $):

  •
  Daily in the Globe and Mail Report on Busines's Fund Asset Values table, Closed-End Funds section.

  •
  In the National Post's weekend edition, Closed-End Funds table.

Form 40-F

        Central Fund's S.E.C. Form 40-F is posted on EDGAR (Electronic Data Gathering, Analysis and Retrieval System) www.sec.gov/edgar.shtml. Copies are available, free of charge, by contacting Central Fund of Canada Limited or its Administrator.

Postings on SEDAR (System for Electronic Document Analysis and Retrieval)

Annual & Quarterly Reports
Management's Discussion and Analysis
Annual Information Forms
Prospectuses
Material Change Reports
Press Releases
Proxies and executive's certifications
All of these filings may be found at www.sedar.com

Corporate Information

Directors
John S. Elder Q.C. (C)
Douglas E. Heagle (A)(C)(I)(L)
Ian M.T. McAvity (E)
Michael A. Parente CMA, CFP (A)(I)
Robert R. Sale (A)(C)(I)
Dale R. Spackman Q.C. (E)
J.C. Stefan Spicer (E)
Philip M. Spicer (E)
Malcolm A. Taschereau (A)(C)(I)	Officers
Philip M. Spicer, Chairman
Dale R. Spackman Q.C., Vice-Chairman
J.C. Stefan Spicer, President & CEO
John S. Elder Q.C., Secretary
Catherine A. Spackman CMA, Treasurer

 Advisors to the Administrator
Ian M.T. McAvity, Toronto, Ontario — Market Analyst
Dr. Hans F. Sennholz, Grove City, PA — Monetary Advisor

(A)	—	Member of Audit Committee
(C)	—	Member of Corporate Governance Committee
(E)	—	Member of Executive Committee
(I)	—	May be regarded as an independent director under proposed guidelines of Canadian securities administrators.
(L)	—	Lead Director

Administrator
The Central Group Alberta Ltd.
Calgary, Alberta

 Banker
Canadian Imperial Bank of Commerce
at Calgary, Alberta

 Legal Counsel
Fraser Milner Casgrain LLP, Toronto, Ontario
Parlee McLaws LLP, Calgary, Alberta
Auditors
Ernst & Young LLP
Calgary and Toronto

 Custodian
Canadian Imperial Bank of Commerce
at Calgary, Toronto and Vancouver

 Registrar and Transfer Agents
Mellon Investor Services LLC, New York
CIBC Mellon Trust Company at Calgary,
Montreal, Toronto and Vancouver

Share Ownership Certificates

        Certificates of share ownership registered in shareholders' names at their own addresses for delivery to them for their own safekeeping may be obtained upon the request of holders and payment of any applicable fees to the relevant Registrar and Transfer Agent of the Company.

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 7319 Ancaster, Ontario L9G 3N6 Telephone (905) 648-7878 Fax (905) 648-4196

Website: www.centralfund.com
E-mail: info@centralfund.com

QuickLinks

  Exhibit 99.1
STATEMENT OF NET ASSETS (expressed in U.S. dollars)
STATEMENT OF INCOME (expressed in U.S. dollars)
STATEMENT OF CHANGES IN NET ASSETS (expressed in U.S. dollars)
STATEMENT OF SHAREHOLDERS' EQUITY (expressed in U.S. dollars)
NOTES TO FINANCIAL STATEMENTS October 31, 2004, 2003 and 2002 (amounts expressed in U.S. dollars unless otherwise stated)